July 21, 2011

Mr. Andrew Blume
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549-7010

Re:          Southern Union Company
Form 10-K
Filed February 25, 2011
File No. 1-06407

Dear Mr. Blume:

Please allow this correspondence to serve as a confirmation of our prior discussion and a formal written request for a ten (10) business day extension of time to provide a response to the comment letter received by Southern Union Company (the “Company”) on July 7, 2011.  In accordance with such extension, the Company will file its response to the comment letter on or before August 4, 2011.

Please advise if you have any questions or concerns.

Very truly yours,

 /s/ Robert M. Kerrigan, III
Robert M. Kerrigan, III
cc:	Mr. George Aldrich